UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2017

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

TIM GROUP: INTERIM REPORT ON OPERATIONS TO 31 MARCH 2017 APPROVED BY BOARD OF DIRECTORS

•	GROUP TURNOVER CONTINUES TO GROW: IN THE FIRST QUARTER, CONSOLIDATED REVENUES TOTALLED 4.8 BILLION EUROS, +8.5%, COMPARED TO THE SAME PERIOD OF 2016. BEST CONSOLIDATED RESULT SINCE 2012

•	GROUP EBITDA FOR THE QUARTER WAS 2 BILLION EUROS, (+16.2% COMPARED TO THE SAME QUARTER OF 2016)

•	THE DOMESTIC BUSINESS UNIT CONTINUES TO GROW: TURNOVER +2.8%; EBITDA +11%

•	TURNOVER FROM DOMESTIC SERVICES ALREADY STABLE, ON A NORMALISED BASIS

•	CATTANEO: “I EXPECT REVENUES FROM DOMESTIC SERVICES TO RETURN TO GROWTH IN THE NEXT QUARTER. ACCELERATING ON ULTRABROADBAND, RENEWING OUR COMMERCIAL STRATEGY AND MANAGING COSTS WITH DISCIPLINE, WE HAVE, WITHIN A YEAR, RETURNED ALL THE PRINCIPAL PARAMETERS TO GROWTH, IN BOTH ITALY AND BRAZIL.”

•	IN BRAZIL, THE RECOVERY TREND IS POSITIVE, WITH GROWTH IN BOTH TURNOVER (+2.5%) AND IN EBITDA (+12.6%) AFTER 13 QUARTERS OF DECLINE

•	THE ADJUSTED NET FINANCIAL DEBT OF THE GROUP TOTALLED 25,235 MILLION EUROS, 1.9 BILLION EURO LESS THAN THE TOTAL AT THE END OF THE FIRST QUARTER OF 2016; NET OF THE EFFECTS OF THE CONVERTIBLE BOND, THE REDUCTION WAS 604 MILLION EUROS

•	THANKS TO GREATER SELECTIVITY, AND A MORE EFFICIENT ALLOCATION OF RESOURCES, CAPEX TOTALLED 831 MILLION EUROS. WITH THESE INVESTMENTS, THE GROUP ACHIEVED CURRENT UBB POPULATION COVERAGE OF AROUND 65% IN THE FIXED SECTOR AND 97% IN THE MOBILE SECTOR

•	RECCHI: “THIS IS THE END OF A THREE YEAR PERIOD OF WORK BY THE BOARD, IN WHICH WE STARTED A MAJOR TRANSFORMATION OF THE COMPANY, AND THE RESULTS ARE SHOWING WE WERE RIGHT.”

The results of the first quarter of 2017 will be illustrated to the financial community during a conference call scheduled for 3 May at 6.30 p.m. (CET). Journalists may listen in to the presentation, without asking questions, by calling 0633168. The presentation slides will be available at telecomitalia.com/1Q2017/eng.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

TIM draws up and publishes the Interim Reports on Operations for the first and third quarters of each year on a voluntary basis. The TIM Group’s Interim Report on Operations to 31 March 2017 also includes the condensed consolidated Financial Statements to 31 March 2017 prepared in accordance with the IFRS accounting standards issued by the IASB and endorsed by the EU and, in particular, with IAS 34 Interim Financial Reporting. The condensed consolidated Financial Statements to 31 March 2017 are not audited.

The accounting policies and consolidation principles adopted in preparing the Condensed Consolidated Financial Statements as of 31 March 2017 are consistent with those adopted in the TIM Group Consolidated Financial Statements as of 31 December 2016, to which reference may be made. It should be noted that no new accounting standards or interpretations endorsed by the EU came into force from 1 January 2017.

In addition to the conventional IFRS financial performance indicators, TIM Group uses certain alternative performance indicators in order to give a clearer picture of the general performance and financial position of the company. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these measures are explained in the annexes.

Note that this Press Release and in particular the paragraph on the “Outlook for the 2017 financial year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group’s operations and strategies. Readers of this Press Release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION SCOPE

The following changes in consolidation scope occurred in the first three months of 2017:

The following changes to the consolidation scope occurred during 2016:

•	TIMVISION S.r.l. (Domestic Business Unit): established on 28 December 2016;

•	Noverca S.r.l. (Domestic Business Unit): TIM S.p.A. acquired 100% of the company on 28 October 2016;

•	Flash Fiber S.r.l. (Domestic Business Unit): established on 28 July 2016;

•	Sofora - Telecom Argentina Group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on 11 January 2016 INWIT S.p.A. acquired 100% of these companies, which were subsequently merged by incorporation.

Milan, 3 May 2017 – The Board of Directors of TIM met today, chaired by Giuseppe Recchi, to approve the Interim Report on Operations to 31 March 2017.

The results of the first quarter of 2017 confirm the validity of the transformation actions started by the management, which have brought significant recovery on the domestic market and in Brazil.

At Group level, TIM closes the first three months of the year with a further improvement on the already positive previous months; it should be noted, in particular, that revenues totalled 4.82 billion euros, an 8.5 percentage point increase on the figure for the first quarter of 2016, and EBITDA totalled 2 billion euros, a 15.6 percentage point increase over the last 12 months, in organic terms, excluding the effect of non-recurring charges.

The Domestic business unit registered EBITDA of 1.62 billion euros (+11% compared to Q1 2016). In organic terms, and excluding the effect of non-recurring charges, the progressive growth over the last 12 months is 12.8 percentage points, supported by better than expected revenues (+5.1 pp compared to Q1 2016) and efficiencies. Note, too, a further increase in the positive trend shown in the previous quarters in both the Fixed segment—where there was a new recovery in line losses and a progressive increase in UBB customers (+230 thousand during the quarter)—and in the Mobile segment, with growth in terms of service revenues (+2.2% compared to Q1 2016) and of customers, with LTE customers accounting for 68% of the total number of mobile internet users (62% at the end of 2016).

In Brazil, the quarter saw a return to growth in both total revenues (+2.5%, 18 percentage points higher in the last 12 months) and service revenues (+3.5%, compared to the -0.7% registered in Q4 2016 and the -4.3% of FY 2016).

“With this quarterly report, we end a three year period of work by the Board of Directors, during which, we are certain, we started a major transformation of the company, and the results are proving us right”, commented Executive Chairman Giuseppe Recchi.

“The acceleration on the new generation networks in Italy and Brazil enables the transformation of the business”, stated Chief Executive Officer Flavio Cattaneo. “We have restored the plus signs to all parameters in both markets. On the domestic market, the increase in fibre and 4G customers is accompanied, net of normalisations, by stabilisation of service revenues already in this quarter, and I expect that revenues from domestic services will grow again in the next quarter”.

***

TIM GROUP RESULTS

Revenues in the first quarter of 2017 totalled 4,819 million euros, 8.5% higher than in the first three months of 2016 (4,440 million euros). The 379 million euro rise is attributable primarily to the Brazil Business Unit, for 284 million euros, and for 99 million euros to the Domestic Business Unit.

In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation scope, consolidated revenues were up 2.6% (+121 million euros).

Revenues by operating segment, were as follows:

(million euros)	Q1 2017		Q1 2016		Changes
		% of total		% of total	absolute	%	% organic
Domestic	3,647	75.7	3,548	79.9	99	2.8	2.7
Core Domestic	3,395	70.5	3,310	74.5	85	2.6	2.6
International Wholesale	310	6.4	311	7.0	(1)	(0.3)	(1.3)
Brazil	1,181	24.5	897	20.2	284	31.7	2.5
Other Assets	—	—	6	0.1	(6)
Adjustments and eliminations	(9)	(0.2)	(11)	(0.2)	2

Consolidated Total	4,819	100.0	4,440	100.0	379	8.5	2.6

EBITDA in the first quarter of 2017 totalled 1,990 million euros (1,712 million euros in Q1 2016), 278 million euros (+16.2%) higher than in the first quarter of 2016, with a margin of 41.3% (38.6% in Q1 2016, 2.7 percentage points up).

In organic terms there was an 11.4% increase compared to the first quarter.

EBITDA for the first quarter of 2017 reflected the negative impact of non-recurring charges for a total of 24 million euros (77 million euros in Q1 2016, at the same exchange rate). Without these, the organic change in EBITDA would have been +8.1%, with a margin of 41.8%, 2.1 percentage points higher than in the first quarter of 2016.

The positive change in EBITDA, in both absolute terms and in terms of percentage profitability on revenues, confirms the benefits obtained from the actions of the “cost recovery plan” launched in the second quarter of 2016 by the Domestic Business Unit, and in the third quarter of 2016 by the Brazil Business Unit which, at the same exchange rates, sustain and amplify the effects of the increase in revenues mentioned above.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	Q1 2017		Q1 2016		Changes
		% of total		% of total	absolute	%		% organic
Domestic	1,621	81.5	1,461	85.3	160	11.0		10.9
Margin (%)	44.4		41.2			3.2 pp		3.2 pp
Brazil	372	18.7	258	15.1	114	44.2		12.6
Margin (%)	31.6		28.7			2.9 pp		2.9 pp
Other Assets	(4)	(0.2)	(6)	(0.4)	2
Adjustments and eliminations	1	—	(1)	—	2

Consolidated Total	1,990	100.0	1,712	100.0	278	16.2		11.4

Margin (%)	41.3		38.6			2.7	pp	3.3	pp

EBIT in the first quarter of 2017 totalled 865 million euros (704 million euros in Q1 2016), 161 million euros (+22.9%) higher than in the first quarter of 2016, with a margin of 17.9% (15.9% in Q1 2016, +2.0 percentage points).

Organic EBIT increased by 146 million euros (+20.3%), with a margin of 17.9% (15.3% in the first three months of 2016).

EBIT in the first quarter of 2017 reflected the negative impact of non-recurring net charges for a total of 24 million euros (76 million euros in Q1 2016 at the same exchange rate). Without these non-recurring items, organic change in EBIT would have been an increase of 94 million euros (+11.8%), with a margin of 18.4%, a rise of 1.5 percentage points.

The profits for the first quarter of 2017 attributable to the Parent Company Shareholders was 200 million euros (433 million euros in Q1 2016) with net non-recurring charges of 115 million euros. In comparable terms, i.e. excluding non-recurring items as well as, in the first quarter of 2016, the positive impact of the fair value valuation of the implicit option included in the mandatory convertible bond and, in the first quarter of 2017, an increase in non-operating risk fund provision for disputes with the tax authorities, the profits attributable to the shareholders of the Parent Company in the first quarter of 2017 was over 50 million euros higher than in the same period of last year.

Group headcount at 31 March 2017 was 60,930, including 51,006 in Italy (61,229 at 31 December 2016, including 51,125 in Italy).

Capital expenditure totalled 831 million euros, 113 million euros less than in the first three months of 2016, and confirm the selective approach used, identifying more profitable projects, dedicated to innovation/transformation, with, at the same time, a push on UBB coverage levels and quality of service.

The investments by operating segment are as follows:

(million euros)	Q1 2017		Q1 2016		Changes
		% of total		% of total
Domestic	631	75.9	778	82.4	(147)
Brazil	200	24.1	166	17.6	34
Other Assets	—	—	—	—	—
Adjustments and eliminations	—	—	—	—	—

Consolidated Total	831	100.0	944	100.0	(113)

Margin (%)	17.2		21.3		(4.1	) pp

The Domestic Business Unit saw investments totalling 631 million euros,147 million euros less than in the first quarter of 2016; the reduction, even in the presence of acceleration in innovative investment on network development and new generation services (+24 million euros) was achieved thanks to careful assessment and selection of other types of investment.

The investments of the Brazil Business Unit increased by 34 million euros (including a positive foreign exchange effect of 46 million euros) compared with the first quarter of 2016; these investments were focused mainly on the evolution of the infrastructure.

Cash flow from Group operations is positive by 361 million euros (25 million euros in Q1 2016).

Adjusted net financial debt totalled 25,235 million euros at 31 March 2017, an increase of 116 million euros from the total at 31 December 2016 (25,119 million euros) and reflects the payment of 257 million euros by the Brazil Business Unit to the consortium that is undertaking the clean-up of the 700 MHz spectrum, the use rights of which were acquired by the Business Unit in 2014. Without this expenditure, adjusted net financial debt would have shown an improvement of 141 million euros, as an effect of the positive trend in operations, positive for 618 million euros, which would have more than offset the needs of financial operations.

Since 31 March 2016, adjusted Net Financial Debt has fallen by 1.9 billion euros; excluding the beneficial effect of the conversion of the Mandatory Convertible Bond, the reduction is 604 million euros.

The net financial debt carrying amount at 31 March 2017 totalled 25,923 million euros, 32 million euros less than at 31 December 2016 (25,955 million euros).

The liquidity margin available to the TIM Group at 31 March 2017 was 12,530 million euros, equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 5,530 million euros (5,483 million euros at 31 December 2016) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

BUSINESS UNIT RESULTS

DOMESTIC

Revenues for the first quarter of 2017 totalled 3,647 million euros, 99 million euros more than in the first quarter of 2016 (+2.8%), confirming the improvement trend observed over the previous the year (Q4 2016 +2.5%, Q3 +1.0%; Q2 -1.2%, Q1 -2.3%). Service revenues showed the same dynamic, totalling 3,342 million euros, substantially in line with the same period in 2016 (-10 million euros, -0.3%; 0.0% with the same calendar, i.e. after normalising the extra day of the 2016 leap year).

In detail:

•	Fixed market service revenues totalled 2,424 million euros, a contraction of 59 million euros compared to the first quarter of 2016 (-2.4%) with a constant recovery trend already evident in the three previous quarters (-3.0% in Q4 2016, -3.6% in Q3, -4.8% in Q2). The contraction is wholly correlated with the fall in revenues from voice services (-100 million euros, due to the fall in traditional accesses), as well as the reduction in regulated prices for some wholesale services (-24 million euros). Partially offsetting these effects, there was steady growth in revenues from innovative services for data connectivity (+46 million euros, +10.4%, led by the growth in broadband and ultrabroadband customers) and from ICT solutions (+16 million euros, +11.3%).

•	Mobile market service revenues totalled 1,083 million euros, with an increase of 24 million euros compared to the same period last year (+2.2%, +3.2% with the same calendar). This confirms a stably positive and constantly improving performance, which started in the previous quarters (+3.0 in Q4 2016, +1.1% in Q3, +0.7% in Q2, +0.6% in Q1).

Revenues from product sales, including changes to work in progress, totalled 305 million euros in the first quarter of 2017, 109 million euros more than in the first quarter of 2016. This performance is driven by sales of smartphones and connected devices (smart TVs, modems, set-top boxes, etc.).

The Domestic Business Unit operates separately in two different reference environments, and an analysis of these revenues is provided below:

•	Core Domestic Revenues

Core Domestic revenues totalled 3,395 million euros, an increase of 2.6% (3,310 million euros in Q1 2016). The performance of the individual market segments is as follows:

•	Consumer: the revenues of the Consumer segment in the first quarter of 2017 totalled 1,820 million euros, with an increase of 62 million euros (+3.5%) compared to the same period in 2016; this confirmed the recovery trend already underway in 2016. In particular:

•	Mobile revenues totalled 888 million euros with a dynamic of growth compared to the first quarter of 2016 (+33 million euros, +3.9%), with an increase of 24 million euros (+3.2% compared to Q1 2016) in service revenues. The improvement trend already observed over the course of 2016 was therefore confirmed (Q4 2016: +3.2%; Q3: +1,7%) due to the progressive stabilisation of market share and the constant growth in mobile internet and digital services, which supported ARPU levels;

•	Fixed revenues totalled 923 million euros, an increase of 31 million euros compared to the first quarter of 2016 (+3.5%), an improvement from the last quarter of 2016 (+2.0%) thanks to the positive trend in the Broadband and Ultrabroadband customer base and the good sales performance of connected devices, which offset the loss of voice-only accesses.

•	Business: the revenues of the Business segment totalled 1,120 million euros, an increase of 37 million euros compared to the first quarter of 2016 (+3.4%). In detail:

•	revenues from Mobile services fell by 3 million euros (-1.0% compared to Q1 2016); in particular, the decline in traditional mobile services continued (-9.3% of the voice and messaging component, compared to Q1 2016), caused by the trend for customers to reposition on bundle formulations with a lower overall ARPU, and the migration of Government customers to the new Consip offer (the unit prices of which have been lowered), not entirely offset by the positive performance of the new digital services (+8.8% compared to 2016);

•	Fixed revenues rose by 37 million euros (+4,6% compared with the first quarter of 2016) thanks to the constant growth in ICT revenues (+28,8%) which more than compensated for the fall in prices and revenues on traditional services, and the effects of the technological shift to VoIP systems.

•	Wholesale: the Wholesale segment posted revenues of 419 million euros in the first quarter of 2017, a fall of 14 million euros (-3.2%) from the total in the same period of 2016. The impact on revenues is entirely attributable to the reduction in regulated prices, which caused a 24 million euro shortfall, only partially offset by the contribution made by growth in the figures in NGN, SULL, and Co-location services.

•	International Wholesale – Telecom Italia Sparkle Group Revenues

The revenues of International Wholesale—Telecom Italia Sparkle Group in the first quarter of 2017 totalled to 310 million euros, substantially in line with the first quarter of 2016 (-1 million euros, -0.3%). This result may be attributed to a fall in revenues from IP/Data services (-2 million euros, -3.4%) and growth in revenues from Voice services (+1 million euros, +0.6%).

***

The EBITDA of the Domestic Business Unit in the first quarter of 2017 totalled 1,621 million euros, a 160 million euro increase compared to the first quarter of 2016 (+11%), with an EBITDA margin of 44.4%, (+3.2 percentage points compared to the same period of the previous year). In organic terms, the increase was 10.9%.

The first quarter of 2017 reflected the negative impact of non-recurring charges totalling 24 million euros (67 million euros in the same period of the previous year) for redundancy costs and dispute settlements. Without these charges, the organic change in EBITDA would have been 7.6%, with a margin of 45.1%, an increase of 2.0 percentage points on the first quarter of 2016.

The trend in EBITDA benefits not only from the improvement in the commercial results and in revenue dynamics, but also from the positive impacts of the cost transformation and business process simplification programme that gained traction from the second quarter of 2016. The first quarter of 2017 in particular saw more “market driven” than “process driven” costs, for the first time, confirming the customer orientation and importance attributed to the commercial levers.

EBIT for the Domestic Business Unit in the first quarter of 2017 was 787 million euros (662 million euros in the corresponding period of 2016), an increase of 125 million euros (+18.9%), with an EBIT margin of 21.6% (18.7% in Q1 2016). The trend in EBIT reflects, primarily, the improvement in EBITDA detailed above. In organic terms, the increase was 18.7%.

EBIT for the first quarter of 2017 reflected the negative impact of non-recurring charges for a total of 24 million euros (67 million euros in Q1 2016). Without these, the organic change in EBIT would have been 11.1%, with a margin of 22.2%.

The headcount, of 51,163 employees, fell by 117 employees compared to 31 December 2016.

BRAZIL (average real/euro exchange rate 3.34707)

The revenues of the Tim Brasil group in the first quarter of 2017 totalled 3,951 million reais, an increase of 97 million reais (+2.5%) compared to the same period of the previous year. Revenues from services reached 3,744 million reais, with an increase of 126 million reais compared to the 3,618 million reais of the first quarter of 2016 (+3.5%). These results confirm the steady improvement in the trend compared to 2016, emphasising the return in the quarter to positive growth in both total revenues (+2.5% compared to -1.7% in Q4 2016 and the -8.9% of FY 2016) and services revenues (+3.5% compared to the -0.7% of Q4 2016 and the -4.3% of FY 2016).

Mobile ARPU (Average Revenue Per User) for the first quarter of 2017 was 19,0 reais a significant improvement over the 17.2 reais of the first quarter of 2016 (+10.5%), as a result of a general repositioning onto the post-paid segment and new commercial initiatives, based on a “more-for-more” approach, intended to increase the use of data and the average spend per customer.

The total number of lines as of 31 March 2017 was 61,868 thousand, and corresponds to a market share of 25.5% (26% as of 31 December 2016). The reduction in line numbers in the quarter (-1,550 thousand) is wholly attributable to the pre-paid segment (-1,995 thousand) and was only partially offset by the growth in the post-paid segment (+445 thousand). The weight of the post-paid customer segment grew to 25% of the total customer base at 31 March 2017, compared to the 20% of a year ago. In addition, in this quarter TIM was market leader for net acquisitions in the human post-paid segment (i.e., excluding data only SIMs and machine-to-machine SIMs).

Revenues from product sales totalled 207 million reais (236 million reais in Q1 2016, -12.3%), reflecting a sales policy less focussed on the sale of handsets, as well as the impact of the Brazilian macroeconomic crisis on family spending decisions.

EBITDA totalled 1,247 million reais, 140 million reais more than the first quarter of 2016 (+12.6%). The growth in EBITDA is attributable both to the revenue trend and to the benefits obtained from the efficiency projects on the operational costs structure that started in the second half of 2016, confirming the positive and improving trend, compared to the +5.8% recorded in the fourth quarter of 2016.

The EBITDA margin was 31.6%, up 2.9 percentage points on the first quarter of 2016.

It should also be noted that personnel costs for the first quarter of 2016 also included non-recurring charges for redundancy costs totalling 33 million reais. Excluding the impact of the non-recurring charges, the EBITDA of the first quarter of 2017 showed a positive change (+9.4%) compared to the first quarter of 2016, and an improvement on the performance achieved in the fourth quarter of 2016 (+2.1%).

EBIT totalled 272 million reais, 62 million reais more than in the first quarter of 2016. This result benefited from the greater contribution of EBITDA, which was offset by higher depreciation and amortisation (+79 million reais).

The headcount stood at 9,674 employees (9,849 at 31 December 2016).

***

EVENTS SUBSEQUENT TO 31 MARCH 2017

There have been no events of any impact since 31 March 2017.

OUTLOOK FOR THE 2017 FINANCIAL YEAR

As envisaged in the 2017-2019 Plan, TIM will continue its transformation process. This is characterised by strong financial discipline to support development, aimed at both creating more room for core investment (Fibre and mobile UltraBroadband), eliminating non-productive cash costs, and at maximising the return on investments. The aim is to ensure structural growth in turnover and EBITA and to affirm TIM as the reference point of the market in terms of technological leadership, network quality and Fixed and Mobile service excellence. The distinguishing elements of this approach are innovation, convergence, exclusive content and being close to our Customers.

In the Domestic Fixed segment, TIM expects to further reduce the fall in customer numbers—with line losses zeroed by the end of 2018 - thanks to the acceleration in the availability and adoption of fibre. TIM NGN will cover around 95% of Italian homes in 2018, and 99% in 2019. The commercial strategy will also play a key role, aimed at retaining and developing customers through, for example, the supply of devices and home appliances connected to the domestic network – the Internet of Things – which can be paid for directly in the phone bill.

In the Domestic Mobile segment, in a competitive context that will be increasingly polarised and segmented, TIM will leverage the capillary nature of its 4G network (which it is expected will cover more than 99% of the population in 2019) and on the availability of converging services and quality content—particularly in the high-end market, which is characterised by ever increasing data consumption. The second “no-frills” brand, Kena, (launched in April) will enable the company to compete in the more price-sensitive segments.

Operations will be characterised by maximum selectivity in investment selection, and by actions to recover efficiency through structural cost optimisation programmes. At the same time, the transformation and simplification of the organisation and processes—combined with commercial developments and the expected growth in turnover—will guarantee low single digit growth in EBITDA for the Group, and will generate the cash needed to reduce the ratio of adjusted net financial debt to reported EBITDA, which is expected to be below 2.7 in 2018.

In Brazil the Plan is to continue with the relaunch of TIM Brasil, repositioning the subsidiary based on the quality of its offer and its network, to compete successfully in the post-paid segment while also returning to solid profitability. In particular, there will be a further boost to the creation of UBB mobile infrastructure – by the end of the Plan, 95% of the population will have access to 4G with coverage in approximately 3,600 towns —and to the development of convergent offers thanks in part to agreements with the main producers of premium content.

***

The manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). This measure is calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the Group’s ability, as a whole and at the Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the interim period with those of the previous periods.

•	Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of the Group’s ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities

+	Current financial liabilities

+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale

A)	Gross Financial Debt

+	Non-current financial assets

+	Current financial assets

+	Financial assets included in Discontinued operations/Non-current assets held for sale

B)	Financial Assets

C=(A - B)	Net Financial Debt carrying amount

D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets

E=(C + D)	Adjusted Net Financial Debt

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the TIM Group, herewith presented, are the same as those included in the Interim Management Report of the Interim Report at March 31, 2017 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the TIM Group, are however consistent with those included in the TIM Group Condensed Consolidated Financial Statements at March 31, 2017.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at March 31, 2017 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2016.

Furthermore, please note that the Condensed Consolidated Financial Statements at March 31, 2017 are unaudited.

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Quarter	1st Quarter	Change (a-b)
	2017 (a)	2016 (b)	amount	%
Revenues	4,819	4,440	379	8.5
Other income	78	47	31	66.0

Total operating revenues and other income	4,897	4,487	410	9.1

Acquisition of goods and services	(2,061)	(1,923)	(138)	(7.2)
Employee benefits expenses	(760)	(848)	88	10.4
Other operating expenses	(273)	(247)	(26)	(10.5)
Change in inventories	28	85	(57)	(67.1)
Internally generated assets	159	158	1	0.6
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,990	1,712	278	16.2
Depreciation and amortization	(1,129)	(1,009)	(120)	(11.9)
Gains (losses) on disposals of non-current assets	4	3	1	33.3
Impairment reversals (losses) on non-current assets	—	(2)	2	—
Operating profit (loss) (EBIT)	865	704	161	22.9
Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	—	—	—
Other income (expenses) from investments	—	—	—	—
Finance income	385	1,120	(735)	(65.6)
Finance expenses	(769)	(1,146)	377	32.9
Profit (loss) before tax from continuing operations	481	678	(197)	(29.1)
Income tax expense	(256)	(221)	(35)	(15.8)
Profit (loss) from continuing operations	225	457	(232)	(50.8)
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	47	(47)	—
Profit (loss) for the period	225	504	(279)	(55.4)
Attributable to:
Owners of the Parent	200	433	(233)	(53.8)
Non-controlling interests	25	71	(46)	(64.8)

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			1st Quarter 2017	1st Quarter 2016
Profit (loss) for the period	(a	)	225	504
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			—	—
Income tax effect			—	—
	(b	)	—	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(c	)	—	—
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c	)	—	—
Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			(3)	87
Loss (profit) transferred to Separate Consolidated Income Statement			(3)	(82)
Income tax effect			2	(4)
	(e	)	(4)	1
Hedging instruments:
Profit (loss) from fair value adjustments			69	(679)
Loss (profit) transferred to Separate Consolidated Income Statement			56	382
Income tax effect			(33)	88
	(f	)	92	(209)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			73	146
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	304
Income tax effect			—	—
	(g	)	73	450
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(h	)	—	—
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h	)	161	242
Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i	)	161	242
Total comprehensive income (loss) for the period	(a+k	)	386	746
Attributable to:
Owners of the Parent			337	638
Non-controlling interests			49	108

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)			3/31/2017	12/31/2016	Change
			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,628	29,612	16
Intangible assets with a finite useful life			6,973	6,951	22
			36,601	36,563	38
Tangible assets
Property, plant and equipment owned			13,725	13,947	(222)
Assets held under finance leases			2,412	2,413	(1)
			16,137	16,360	(223)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			18	18	—
Other investments			48	46	2
Non-current financial assets			2,596	2,698	(102)
Miscellaneous receivables and other non-current assets			2,339	2,222	117
Deferred tax assets			705	877	(172)
			5,706	5,861	(155)
Total Non-current assets	(a	)	58,444	58,784	(340)
Current assets
Inventories			299	270	29
Trade and miscellaneous receivables and other current assets			5,621	5,426	195
Current income tax receivables			34	94	(60)
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,632	1,908	(276)
Cash and cash equivalents			4,461	3,964	497
			6,093	5,872	221
Current assets sub-total			12,047	11,662	385
Discontinued operations/Non-current assets held for sale of a financial nature			—	—	—
of a non-financial nature			—	—	—
			—	—	—
Total Current assets	(b	)	12,047	11,662	385
Total Assets	(a+b	)	70,491	70,446	45

(millions of euros)			3/31/2017	12/31/2016	Change
			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			21,555	21,207	348
Non-controlling interests			2,395	2,346	49
Total Equity	(c	)	23,950	23,553	397
Non-current liabilities
Non-current financial liabilities			31,025	30,469	556
Employee benefits			1,359	1,355	4
Deferred tax liabilities			304	293	11
Provisions			844	830	14
Miscellaneous payables and other non-current liabilities			1,646	1,607	39
Total Non-current liabilities	(d	)	35,178	34,554	624
Current liabilities
Current financial liabilities			3,587	4,056	(469)
Trade and miscellaneous payables and other current liabilities			7,215	7,646	(431)
Current income tax payables			561	637	(76)
Current liabilities sub-total			11,363	12,339	(976)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature			—	—	—
of a non-financial nature			—	—	—
			—	—	—

Total Current Liabilities	(e	)	11,363	12,339	(976)

Total Liabilities	(f=d+e	)	46,541	46,893	(352)

Total Equity and liabilities	(c+f	)	70,491	70,446	45

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			1st Quarter 2017	1st Quarter 2016
Cash flows from operating activities:
Profit (loss) from continuing operations			225	457
Adjustments for:
Depreciation and amortization			1,129	1,009
Impairment losses (reversals) on non-current assets (including investments)			13	2
Net change in deferred tax assets and liabilities			155	90
Losses (gains) realized on disposals of non-current assets (including investments)			(4)	(4)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			—	—
Change in provisions for employee benefits			(7)	59
Change in inventories			(29)	(87)
Change in trade receivables and net amounts due from customers on construction contracts			31	30
Change in trade payables			(48)	(25)
Net change in current income tax receivables/payables			76	96
Net change in miscellaneous receivables/payables and other assets/liabilities			(156)	(279)
Cash flows from (used in) operating activities	(a	)	1,385	1,348
Cash flows from investing activities:
Purchase of intangible assets			(327)	(342)
Purchase of tangible assets			(519)	(648)
Total purchase of intangible and tangible assets on an accrual basis			(846)	(990)
Change in amounts due for purchases of intangible and tangible assets			(634)	(494)
Total purchase of intangible and tangible assets on a cash basis			(1,480)	(1,484)
Acquisition of control of companies or other businesses, net of cash acquired			—	(6)
Acquisitions/disposals of other investments			—	(3)
Change in financial receivables and other financial assets			383	862
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	492
Proceeds from sale/repayments of intangible, tangible and other non-current assets			2	3
Cash flows from (used in) investing activities	(b	)	(1,095)	(136)
Cash flows from financing activities:
Change in current financial liabilities and other			(214)	(522)
Proceeds from non-current financial liabilities (including current portion)			1,182	931
Repayments of non-current financial liabilities (including current portion)			(775)	(2,157)
Cash flows from (used in) financing activities	(c	)	193	(1,748)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	(45)
Aggregate cash flows	(e=a+b+c+d	)	483	(581)
Net cash and cash equivalents at beginning of the period	(f	)	3,952	3,216
Net foreign exchange differences on net cash and cash equivalents	(g	)	24	26
Net cash and cash equivalents at end of the period	(h=e+f+g	)	4,459	2,661

Additional Cash Flow information

(millions of euros)	1st Quarter 2017	1st Quarter 2016
Income taxes (paid) received	(17)	(26)
Interest expense paid	(613)	(721)
Interest income received	120	165
Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2017	1st Quarter 2016
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,964	3,559
Bank overdrafts repayable on demand – from continuing operations	(12)	(441)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	4,461	2,665
Bank overdrafts repayable on demand – from continuing operations	(2)	(4)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	4,459	2,661

TIM GROUP - NET FINANCIAL DEBT

(millions of euros)	3/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Non-current financial liabilities
Bonds	21,246	20,369	877
Amounts due to banks, other financial payables and liabilities	7,349	7,656	(307)
Finance lease liabilities	2,430	2,444	(14)

	31,025	30,469	556

Current financial liabilities (*)
Bonds	1,893	2,595	(702)
Amounts due to banks, other financial payables and liabilities	1,496	1,269	227
Finance lease liabilities	198	192	6

	3,587	4,056	(469)

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—
Total gross financial debt	34,612	34,525	87
Non-current financial assets
Securities other than investments	—	(1)	1
Financial receivables and other non-current financial assets	(2,596)	(2,697)	101

	(2,596)	(2,698)	102

Current financial assets
Securities other than investments	(1,069)	(1,519)	450
Financial receivables and other current financial assets	(563)	(389)	(174)
Cash and cash equivalents	(4,461)	(3,964)	(497)

	(6,093)	(5,872)	(221)

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—
Total financial assets	(8,689)	(8,570)	(119)
Net financial debt carrying amount	25,923	25,955	(32)
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(688)	(836)	148
Adjusted Net Financial Debt	25,235	25,119	116
Breakdown as follows:
Total adjusted gross financial debt	32,796	32,574	222
Total adjusted financial assets	(7,561)	(7,455)	(106)
(*) of which current portion of medium/long-term debt:
Bonds	1,893	2,595	(702)
Amounts due to banks, other financial payables and liabilities	947	670	277
Finance lease liabilities	198	192	6

TIM GROUP – OPERATING FREE CASH FLOW

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
EBITDA	1,990	1,712	278
Capital expenditures on an accrual basis	(831)	(944)	113
Change in net operating working capital:	(795)	(750)	(45)
Change in inventories	(29)	(87)	58
Change in trade receivables and net amounts due from customers on construction contracts	31	30	1
Change in trade payables (*)	(697)	(566)	(131)
Other changes in operating receivables/payables	(100)	(127)	27
Change in provisions for employee benefits	(7)	59	(66)
Change in operating provisions and Other changes	4	(52)	56
Net operating free cash flow	361	25	336
% of Revenues	7.5	0.6	6.9 pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP — INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
			amount	%		% organic
Revenues	3,647	3,548	99	2.8		2.7
EBITDA	1,621	1,461	160	11.0		10.9
Ebitda margin	44.4	41.2		3.2	pp	3.2	pp
EBIT	787	662	125	18.9		18.7
Ebit margin	21.6	18.7		2.9	pp	2.9	pp
Headcount at period-end (number)	51,163	(1) 51,280	(117)	(0.2)

•	Headcount at December 31, 2016.

Core Domestic

(millions of euros)	1st Quarter	1st Quarter	Change
	2017	2016	amount	%
Revenues	3,395	3,310	85	2.6
Consumer	1,820	1,758	62	3.5
Business	1,120	1,083	37	3.4
Wholesale	419	433	(14)	(3.2)
Other	36	36	—	—
EBITDA	1,583	1,422	161	11.3
EBITDA margin	46.6	43.0		3.6	pp
EBIT	776	648	128	19.8
EBIT margin	22.9	19.6		3.3	pp
Headcount at period-end (number)(*)	50,382	(1)50,527	(145)	(0.3)

•	Headcount at December 31, 2016.

(*)	Includes employee with temp work contracts: 0 employee at 3/31/2017 (1 employee at 12/31/2016).

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Quarter	1st Quarter		Change
	2017	2016		amount	%		% organic
Revenues	310	311		(1)	(0.3)		(1.3)
of which third parties	261	255		6	2.4		1.2
EBITDA	42	42		—	—		(2.3)
EBITDA margin	13.5	13.5					(0.2	)pp
EBIT	12	14		(2)	(14.3)		(20.0)
EBIT margin	3.9	4.5			(0.6	)pp	(0.9	)pp
Headcount at period-end (number) (*)	781	(1	)753	28	3.7

•	Headcount at December 31, 2016.

(*)	Includes employees with temp work contracts: 3 employees at 3/31/2017 (3 employees at 12/31/2016).

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter	1st Quarter	1st Quarter	1st Quarter	Change
	2017	2016	2017	2016	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	1,181	897	3.951	3.854	97	2.5
EBITDA	372	258	1.247	1.107	140	12.6
EBITDA margin	31.6	28.7	31,6	28.7		2.9	pp
EBIT	81	49	272	210	62	29.5
EBIT margin	6.9	5.4	6,9	5.4		1.5	pp

Headcount at period-end (number)			9.674	(1)9.849	(175)	(1.8)

•	Headcount at December 31, 2016.

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2017	2016	amount	%
REPORTED REVENUES	4,819	4,440	379	8.5
Foreign currency financial statements translation effect		258	(258)
Changes in the scope of consolidation		—	—

ORGANIC REVENUES	4,819	4,698	121	2.6

EBITDA – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2017	2016	amount	%
REPORTED EBITDA	1,990	1,712	278	16.2
Foreign currency financial statements translation effect		74	(74)
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	1,990	1,786	204	11.4
of which Non-recurring Income/(Expenses)	(24)	(75)	51
Foreign currency Non-recurring Income/(Expenses) translation effect		(2)	2

ORGANIC EBITDA, excluding Non-recurring items	2,014	1,863	151	8.1

EBIT – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2017	2016	amount	%
REPORTED EBIT	865	704	161	22.9
Foreign currency financial statements translation effect		15	(15)
Changes in the scope of consolidation		—	—
ORGANIC EBIT	865	719	146	20.3
of which Non-recurring Income/(Expenses)	(24)	(74)	50
Foreign currency Non-recurring Income/(Expenses) translation effect		(2)	2

ORGANIC EBIT, excluding Non-recurring items	889	795	94	11.8

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
			amount	%
REPORTED EBITDA	1,621	1,461	160	11.0
Foreign currency financial statements translation effect	—	1	(1)
Changes in the scope of consolidation	—	—	—
ORGANIC EBITDA	1,621	1,462	159	10.9
of which Non-recurring Income/(Expenses)	(24)	(67)	43

ORGANIC EBITDA, excluding Non-recurring items	1,645	1,529	116	7.6

EBIT – reconciliation of organic data

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
			amount	%
REPORTED EBIT	787	662	125	18.9
Foreign currency financial statements translation effect	—	1	(1)
Changes in the scope of consolidation	—	—	—
ORGANIC EBIT	787	663	124	18.7
of which Non-recurring Income/(Expenses)	(24)	(67)	43

ORGANIC EBIT, excluding Non-recurring items	811	730	81	11.1

TIM GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of March 31, 2017:

(billions of euros)	03/31/2017		12/31/2016
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	4.0	—	4.0	—
Revolving Credit Facility – due March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing, respectively, on May 24, 2019 and on March 25, 2020, both not utilized.

Furthermore, TIM has:

•	a bilateral Term Loan with Banca Regionale Europea for the amount of 200 million euros expiring in July 2019, drawn down for the full amount;

•	a bilateral Term Loan with Cassa Depositi e Prestiti for the amount of 100 million euros expiring in April 2019, drawn down for the full amount;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring in November 2019 and for the amount of 150 million euros expiring in July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring in August 2021, drawn down for the full amount;

•	a hot money loan with Banca Popolare Emilia Romagna for the amount of 200 million euros expiring in July 2017, drawn down for the full amount.

On March 6, 2017 TIM signed a supplementary agreement with Mediobanca according to on July 3, 2017 will repay in advance 75 million euros of the bilateral Term Loan for the amount of 150 million euros expiring in July 2020, drawn down for the full amount.

On April 10, 2017 TIM repaid in advance the bilateral Term Loan with Cassa Depositi e Prestiti for the amount of 100 million euros expiring in April 2019, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first quarter 2017:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% due 7/19/2023	Euro	1,000	1/19/2017

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

(1)	Net of 455 million euros repurchased by TIM S.p.A. during 2015.

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at March 31, 2017, the amount was 200 million euros (nominal amount) and decreased by 1 million euros compared to December 31, 2016 (201 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of March 31, 2017 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 2,731 million euros with the following detail:

•	628 million euros, due September 20, 2017;

•	877 million euros (equivalent to 750 GBP million), due December 15, 2017;

•	593 million euros, due May 25, 2018;

•	633 million euros (equivalent to 677 USD million), due June 4, 2018.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the TIM Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets, including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at March 31, 2017, the total nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015 TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,150 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of March 31, 2017, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM GROUP—EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Quarter	1st Quarter
	2017	2016
Employee benefits expenses:
Expenses related to restructuring and rationalization	(5)	(73)
Other operating expenses:
Sundry expenses and other provisions	(19)	(2)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(24)	(75)
Gains (losses) on disposals of non-current assets:
Gain on disposals of non-current assets	—	1
Impact on EBIT—Operating profit (loss)	(24)	(74)
Finance expenses:
Interest expenses and other finance expenses	(7)	(5)
Impact on profit (loss) before tax from continuing operations	(31)	(79)
Income taxes on non-recurring items	9	24
Provision for income tax risks	(93)	—
Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	—	(12)
Impact on profit (loss) for the period	(115)	(67)

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager